Exhibit 99.1

Borr Drilling Limited – Update on equity offering and bookbuilding

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN, HONG KONG OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN.

Hamilton, Bermuda, 29 September 2020

Borr Drilling Limited ("Borr Drilling" or the "Company") (NYSE: “BORR”, OSE: “BDRILL”) is pleased to announce that its bank syndicate and Hayfin have agreed to provide the Company with extra liquidity of approximately USD 12 million through a combination of PIK interest and deferral of funding of restricted cash accounts during the next 12 months. The Company has decided to lower the amount to be raised in the contemplated equity offering to USD 25-30 million, which combined with the lenders’ concession will provide Borr Drilling with sufficient liquidity.

Based on commitments from investors, the equity offering is covered and is expected to close around 7PM CET/1PM EST today, Tuesday 29 September.

Due to the market volatility and unfavorable price indication for the convertible bond, the Board of Directors has decided not to proceed with the proposed buy back of a portion of its convertible bond.

Completion of the equity offering is subject to (i) the Board of Directors resolving to consummate the equity offering and finally allocate the offer shares and (ii) publication of a prospectus approved by the Financial Supervisory Authority of Norway relating to the listing of the offer shares and certain of the offer shares in the May private placement on Oslo Stock Exchange. It is expected that the offer shares will be settled on or about 5 October 2020. The concessions from the banks and Hayfin are subject to satisfactory documentation and similar concessions from the yards as  previously disclosed in the investor presentation published by the Company on 22 September 2020.

Important note
This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.

Forward looking statements
This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “may”, “expect”, “may”, “will” and similar expressions and include statements relating to the contemplated Equity Offering, concessions from lenders including the agreement to defer interest payments statements about additional runway and liquidity provided plan to work with yards to improve liquidity, conditions relating to completion of the Equity Offering. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Company’s ability to complete the contemplated Equity Offering, the outcome of the agreement with lenders, risks relating to our liquidity and expected additional run-way and ultimate outcome of planned discussions with yard, including whether we will have sufficient liquidity to meet our requirements and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.